AMENDMENT NO. 1 TO THE AMENDED AND RESTATED

OPERATING AGREEMENT

OF

ASCEND SC I LLC

This AMENDMENT NO. 1 TO THE AMENDED AND RESTATED OPERATING AGREEMENT (this "**Amendment**") of **ASCEND SC I LLC**, a Delaware limited liability company (the "**Company**"), is made and effective as of July 10, 2023 by **ASCEND TECHNOLOGY CORPORATION**, a Delaware corporation, as the sole member (the "**Sole Member**").

RECITALS

A. The Company was formed with the filing of the Certificate of Formation on September 3, 2021, pursuant to the Delaware Limited Liability Company Act (the "**Act**"), and is presently governed by the Amended and Restated Operating Agreement dated May 24, 2022 (the "**Operating Agreement**").

B. The Company changed its registered agent in Delaware and its name from Unita LLC to Ascend SC I LLC with the filing of the Certificate of Amendment of the Certificate of Formation of the Company on March 17, 2023 (the "**Amended Certificate of Formation**").

C. The Sole Member now desires to amend the terms of the Operating Agreement in accordance with the terms thereof.

D. The Sole Member has authorized and approved this Amendment to the Operating Agreement on the terms set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, and intending to be legally bound hereby, the Operating Agreement is hereby amended as follows

1. Section 2.5 of the Operating Agreement titled "Percentage of Company Voting Interests" shall be deleted in its entirety and replaced with the following:

> 3.5 Percentage of Company Voting Interests. The Company interest of the Members shall be represented by a total of One Thousand (1,000) Company Units, divided as follows: Five Hundred (500) Company Voting Units (hereinafter referred to as the "Voting Units") and Five Hundred (500) Company Non-Voting Units (hereinafter referred to as the "Nonvoting Units"). With respect to Voting Units of the Company, each Voting Member shall be entitled to one vote per Voting Unit owned by such Member. The Nonvoting Units shall have no voting rights attached to them, and each member holding the Nonvoting Units shall not be entitled to vote any Nonvoting Units on any Company matter, unless otherwise provided herein. Each Member's initial Company interest shall be equal to the number of Units set forth below:

Name of Members	No. of Voting Units
Ascend Technology Corporation	500

TOTAL:	500

Name of Members	No. of Nonvoting Units
Ascend Technology Corporation	500
TOTAL:	500

Each Member's Company interest at any given time shall be calculated on the basis of the number of Units owned by that Member to the total number of Units owned by all of the Members. Members holding any number of Voting Units greater than zero (0) are hereinafter referred to as the “Voting Members” and Members holding only Nonvoting Units, and no Voting Units, are hereinafter referred to as the “Nonvoting Members”.

2. Section 9.8 of the Operating Agreement titled “Permitted Transfers” shall be deleted in its entirety and replaced with the following:

9.8 Permitted Transfers. Notwithstanding anything contained in this Agreement to the contrary, a Member shall have the right to transfer all or any part of his Company interest to another Member or to a transferee that bears one of the following relationships to the transferring Member: a spouse, a lineal descendant, or a trust created for the exclusive benefit of the transferring Member, the transferring Member’s spouse, the transferring Member’s lineal descendant(s), or a Member’s direct or indirect subsidiary or affiliate.

3. Effect of Amendment. Except as amended as set forth above, the Operating Agreement shall continue in full force and effect.

4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amendment No. 1 to the Amended and Restated Operating Agreement as of the date and year first written above.

SOLE MEMBER

ASCEND TECHNOLOGY CORPORATION

By:__________________________________
Name: Florian Schmitz
Title: President